UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December 2018

Commission File Number: 001-34602

DAQO NEW ENERGY CORP.

666 Longdu Avenue
Wanzhou, Chongqing 404000
People’s Republic of China

(+86-23) 6486-6666

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

On December 20, 2018, the board of directors of Daqo New Energy Corp. (the “Company”) approved for its wholly-owned subsidiary, Xinjiang Daqo New Energy Co., Ltd. (“Xinjiang Daqo”), to acquire an 100% equity interest of Daqo Xinjiang Investment Co., Ltd. ("Xinjiang Daqo Investment"), a wholly-owned subsidiary of Daqo Group and an affiliated company of the Company, for a total consideration of RMB110 million. The RMB110 million consideration includes (i) certain shares issued by Xinjiang Daqo to Xinjiang Daqo Investment in August 2015; (ii) two apartment buildings, consisting of 442 apartment units and approximately 9,349 square meters in gross floor area of land; and (iii) cash and other assets. The Company targets to close this transaction by the end of December 2018, subject to the satisfaction of customary closing conditions and the completion of relevant corporate and regulatory procedures.

Xinjiang Daqo Investment's equity interest in Xinjiang Daqo was previously presented as a non-controlling interest on the Company’s consolidated financial statements. Following this acquisition, Xinjiang Daqo Investment will be a subsidiary of Xinjiang Daqo and fully consolidated into the Company’s financial statements. The Company does not expect this acquisition to materially impact the Company’s business operations or financial condition.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DAQO NEW ENERGY CORP.

	By:	/s/ Longgen Zhang
	Name:	Longgen Zhang
	Title:	Director and Chief Executive Officer
Date: December 21, 2018

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